EX-99.30e-3Notice

An Important Report to Shareholders is Now Available Online and In Print by Request

MFS Government Markets Income Trust

Thank you for being a shareholder. You are encouraged to access and review this important report containing information about the fund, including portfolio holdings and financial statements.

The report is available at:

closedendfunds.mfs.com

This report is available by mail or email upon request free of charge. Reports for the prior reporting period and the fund’s portfolio holdings for its most recent first and third fiscal quarters are also available online and in print by request.

Current and future report delivery requests can be submitted at any time using the options in the right panel.

Why am I receiving this Notice?

The Securities and Exchange Commission adopted new rule 30e-3, which, among other things, allows mutual fund companies to deliver shareholder reports by making such reports accessible at a website address. You still may elect to receive a paper copy of the current report and/or any future reports by following the instructions on the panel on the right-hand side.

Please contact us with any questions:

In accordance with Section 23(c) of the Investment Company Act of 1940, the fund hereby gives notice that it may from time to time repurchase shares of the fund in the open market at the option of the Board of Trustees and on such terms as the Trustees shall determine.

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